

Mail Stop 6010

March 10, 2009

Via Facsimile and U.S. Mail

Mr. John D. Kuhns
Chief Executive Officer
Master Silicon Carbide Industries, Inc.
558 Lime Rock Road
Lakeville, CT   06039

> **Re: Master Silicon Carbide Industries, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed October 14, 2008**
> **Form 10-Q for the period ended December 31, 2008**
> **File No. 0-52988**

Dear Mr. Kuhns:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Item 9A(T). Controls and Procedures Evaluation of Internal Controls and Procedures, page 15

1.   The language that is currently included after the word "effective" in your disclosure
        appears to be superfluous, since the meaning of "disclosure controls and procedures" is
        established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to
        remove the language or to revise the disclosure so that the language that appears after the
        word "effective" is substantially similar in all material respects to the language that
        appears in the entire two-sentence definition of "disclosure controls and procedures" set
        forth in Rule 13a-15(e). This comment also applies to your Item 4 disclosures in your
        Forms 10-Q for the quarters ended September 30, and December 31, 2008.

Form 10-Q for the period ended December 31, 2008

Consolidated Balance Sheets

2.   We note that $1.7 million of the purchase price for Yili China was allocated to goodwill.
        Please revise future filings to disclose details of the valuation methodology and
        significant assumptions used to allocate the purchase price to the acquired assets and
        liabilities, including goodwill and each of the identifiable intangible assets. In addition,
        provide disclosure of the significant factors that contributed to the purchase price that
        resulted in the recognition of goodwill as required by paragraph 51(b) of SFAS 141.

Consolidated Statements of Operations and Comprehensive Income(Loss)

3.   We note that you recorded "other income" of $60,700 for the six months ended
        December 31, 2008. Please revise future filings to describe any material components of
        other (income) expense.

Note 3 – Acquisitions

4.   We note disclosure of goodwill in the amount of $1,734,364. Please tell us why goodwill
        recorded from the acquisition of Yili China on September 2, 2008 increased from
        $1,018,000 at September 30, 2008. Please revise future filings to provide a reconciliation
        of the changes in goodwill. Refer to paragraph 45(c) of SFAS 142.

Exhibits 31.1 and 31.2

5.   We note that the certifications filed as Exhibits 31.1 and 31.2 did not include the
        language regarding internal control over financial reporting in the introduction to
        paragraph 4 of Item 601(b)(31) of Regulation S-K. Also, please specify the report in
        paragraph 1 by stating the period ended after "Form 10-Q". Accordingly, please file an
        amendment to this Form 10-Q (as well as your September 30, 2008 Form 10-Q) to

present these certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K.

<u>Form 8-K/A filed November 11, 2008</u>

6.   We note the inclusion of pro forma condensed balance sheets and statements of income as of and for the year ended June 30, 2008 as required by Article 11 of Regulation S-X. However, we do not see where you have included any pro forma adjustments. Please revise this Form 8-K/A to include pro forma adjustments (i.e., allocation of the purchase price) or tell us why you do not believe such adjustments are required.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief